Exhibit 99.1

ImmunoPrecise Welcomes Vice President of Client Relations and Vice President of Marketing to its Leadership Team, Accelerating Its Growth and Expansion Plans

Dr. Barry Duplantis, Ph.D., promoted to VP of Client Relations Carla Dahl, appointed to VP of Marketing

VICTORIA, British Columbia--(BUSINESS WIRE)--August 4, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announces the promotion of Dr. Barry Duplantis, Ph.D., to VP of Client Relations and welcomes Ms. Carla Dahl as VP of Marketing.

Dr. Duplantis, who joined the Company in 2018, was previously ImmunoPrecise’s Director of Client Relations, where he was responsible for client interactions and the design and oversight of global therapeutic antibody campaigns. Dr. Duplantis will be responsible for identifying, training, and leading the client relations team while ensuring execution of ImmunoPrecise’s full sales lifecycle from targeting to closing of new business.

Prior to ImmunoPrecise, Dr. Duplantis, who possesses over a decade of industry experience, was founder and CEO of DuVax Vaccines and Reagents, where he developed and implemented a patented platform technology to genetically engineer bacterial species, aiding in the creation of live-attenuated vaccines from benchtop to in vivo preclinical studies. During this time, he formed partnerships with major pharmaceutical companies and was awarded multiple translational science grants, amongst other accolades. Dr. Duplantis has a Ph.D. in Biochemistry and Microbiology and a BSc in Chemistry and Biochemistry from the University of Victoria.

“I was very excited to join the ImmunoPrecise team in 2018 and continue to be so,” stated Dr. Duplantis. “I am extremely appreciative for this new opportunity and am looking forward to applying my unique skill set to help drive the growth of this highly innovative company.”

Ms. Carla Dahl, who has over 25 years of experience in leadership and entrepreneurial roles across consumer health, life sciences marketing communications and branding joins ImmunoPrecise as VP of Marketing, where she will lead IPA’s brand amplification initiatives including industry awareness of IPA’s products and services as well as highly targeted marketing and communications campaigns directly aimed at driving revenue.

Prior to joining ImmunoPrecise, Ms. Dahl was Sr. Director Marketing Communications and Marketing Operations for Medtronic in Plymouth, MN, where she was brought in to optimize the marketing and communications functions of the CVG/APV division of the organization. Ms. Dahl also held senior marketing and communications roles with Preceptis Medical and St. Jude Medical. Prior to this, Ms. Dahl was the founder of Parentprops where she designed, owned, and patented an initial and subsequent full line of upscale retail/consumer products for distribution nationwide which were sold and distributed nationwide by Target Corp. Ms. Dahl holds a BA in English and a minor in Philosophy from the University of Minnesota.

“I am honored to join the IPA team and help to build on the solid foundation developed over the past several years. ImmunoPrecise is well positioned to transform and elevate how pharmaceutical companies perceive outsourcing of therapeutic antibody discovery and development, and I look forward to helping craft and share that story with stakeholders and clients alike,” stated Ms. Carla Dahl.

Dr. Jennifer Bath, President and CEO of ImmunoPrecise, commenting on the appointments, noted “Dahl and Duplantis are outstanding additions to IPA’s executive team, each bringing a deep, working knowledge of what it takes to deliver client success,” said Dr. Jennifer Bath, President and CEO of ImmunoPrecise. “As IPA continues its rapid growth and focuses across the N. America, Asia and Europe, their sales and marketing leadership and strong backgrounds in building top performing teams will accelerate IPA’s growth. Human capital has always been at the core of IPA’s foundational principles, and we are very excited over these recent additions. We believe that their contributions will deeply impact both our brand and reputation further with new and existing customers alike.”

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com